Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

IMRIS Inc. (the “ Company ”)
100 -1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2 Date of Material Change

May 30, 2013

Item 3 News Release

 News release attached as Schedule “A” was disseminated on May 30, 2013 via Canada NewsWire.

Item 4 Summary of Material Change

On May 30, 2013, the Company announced the appointment of James Hickey to the Company’s board of directors effective June 1, 2013, replacing Robert Courteau who has resigned from the board effective May 31, 2013.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

See news release attached hereto as Schedule “A” dated May 30, 2013.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 N/A

Item 7 Omitted Information

N/A.

Item 8 Executive Officer

Name of Executive Officer:      Kelly McNeill

Title:                                             Executive Vice President Finance & CFO

 Telephone Number:

Item 9 Date of Report

May 30, 2013

Schedule ‘A’

James B. Hickey, Jr. Joins IMRIS Board of Directors

WINNIPEG, MB, May 30, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced the appointment of James Hickey to the company's board of directors effective June 1, 2013.

Mr. Hickey is an experienced medical device industry executive who brings more than 25 years of experience in building, managing and leading successful medical technology companies.  He began his career with American Hospital Supply/Baxter Healthcare in 1977.  Subsequently he has served as the CEO of two publicly traded and two private medical device companies and is currently President and CEO of Phraxis, a medical device developer of vascular access products for the dialysis market. From 1998 until 2011, Mr. Hickey served on the board of Vital Images, including having served as the Chair of the Board.

"The addition of Jim to our board brings extensive industry knowledge and leadership experience that will benefit our company, our customers and our shareholders," said David Graves, Chairman of the Board of Directors.  "Jim's contribution to the strategic thinking in combination with his broad industry experience will make a meaningful difference to IMRIS."

Mr. Hickey has served on numerous medical device boards and was honored by Twin Cities Business Monthly as one of their "Corporate Directors of the Year" in 2005.

"I am delighted to join the IMRIS' board of directors," said Mr. Hickey.  "IMRIS' VISIUS® Surgical Theatre is the leading technology in the market, and with the development of the SYMBIS™ Surgical Robotic System, has the potential to improve outcomes for patients while reducing the cost of care.  I look forward to contributing to the growth of the company."

Mr. Hickey will replace Mr. Robert Courteau who has resigned from the board of directors effective May 31, 2013.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

 SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
IMRIS Inc.
Tel: 204-480-7090
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 19:50e 30-MAY-13